New York Life Insurance Company
51 Madison Avenue
New York, NY 10010
(212) 576-4498
E-Mail: erica_e_carrig@newyorklife.com

Erica E. Carrig
Associate General Counsel

December 14, 2021

VIA E-MAIL AND EDGAR

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)
Variable Annuity Separate Account – III (the “Registrant”)
Initial Registration Statement on Form N-4 (File Nos. 333-257891 and 811-08904)

Dear Mr. Cowan:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on September 14, 2021, in connection with the above-referenced registration statement (the “Registration Statement”) filed on July 14, 2021. On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by pre-effective amendment in response to the Staff’s comments. In addition to our proposed responses to Staff comments, this pre-effective amendment will also reflect the below updates in addition to other non-material changes:

●	The maximum Advisory Fee is now 1.00% instead of 1.50%;
●	The 20-year Holding Period will not be available with the Investment Preservation Rider – Advisory (IPR);
●	The IPR Termination and Withdrawal Charge will only apply for the policy’s first three Policy Years rather than the first ten;
●	The charges for the Base Contract, IPR and Annual Death Benefit Rider have been finalized and reduced; and
●	Updates to state variations (please note that we have not yet filed in New York).

For your convenience, each of the Staff’s comments is set forth below, followed by our response to the comment.

GENERAL

1.	Staff Comment:

Please confirm that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We expect to file at least one additional pre-effective amendment. This amendment contains responses to your September 14 comment letter, and the subsequent amendment(s) will contain responses to any additional comments, and include (i) the financial statements and required exhibits that were not previously filed, (ii) updating changes to the Portfolios and Portfolio annual expenses (including min/max annual fee, highest and lowest annual cost and example tables), and (iii) other non-material changes as necessary to conform to the annual updates of the Registrant’s other registration statements. All changes will be effective May 1, 2022.

2.	Staff Comment:

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: We have made changes in response to your comments in all applicable sections of the filing.

3.	Staff Comment:

Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

Response: There are no guarantees or support agreements with third parties to support any policy features or benefits. NYLIAC will be solely responsible for benefits or features associated with the polices.

PROSPECTUS

Cover Page

4.	Staff Comment:

The cover page states, “Once issued, the policy will operate as described herein regardless of whether the policy owner continues to employ the services of Eagle as an investment adviser.” Does this mean that after purchase the purchaser may terminate the advisory agreement and not pay ongoing Advisory fees? If so, please clarify disclosure accordingly.

Response: If the purchaser terminates his or her investment advisory agreement with Eagle, the policy will continue, the policy owner will no longer receive investment advice, and the policy owner will be solely responsible for all investment decisions pertaining to the policy. In such case, ongoing Advisory Fees will not be assessed. We have removed the above sentence on the cover page and instead clarified the disclosure in the “THE POLICIES—Investment Adviser Actions” section of the prospectus to state the following:

In connection with your application, you must also authorize NYLIAC to deduct Advisory Fees from your Accumulation Value. ~~order to take withdrawals from the policy to pay Advisory Fees, the policy owner must complete an authorization form specified by NYLIAC. Once the authorization form is completed~~ Once your policy is issued, NYLIAC will deduct the applicable Advisory Fee from the policy’s Accumulation Value each month without further approval from you ~~the policy owner~~. ~~The policy owner~~ You may revoke the authorization any time by contacting Eagle, your investment adviser representative ~~calling us at 1-800-598-2019~~ or sending written notice to the VPSC at the address in the “CONTACTING NYLIAC” section of the prospectus. We must receive the request to revoke the authorization in Good Order at least five Business Days before the scheduled ~~withdrawal~~ deduction date. If we receive the request less than five Business Days prior to the scheduled ~~withdrawal~~ deduction date, the revocation will be effective as of the scheduled ~~withdrawal~~ deduction date in the month following the receipt of the request. If you revoke the authorization to pay Advisory Fees, your investment advisory agreement with Eagle and your investment adviser representative will be terminated. In such case, NYLIAC will cease deducting Advisory Fees from your Accumulation Value, you will no longer receive investment advice from the Investment Adviser or your investment adviser representative, and you will be solely responsible for all investment decisions pertaining to this policy. Please see “FEDERAL TAX MATTERS—Payment of Advisory Fees” for information about the tax consequences related to paying Advisory Fees from your policy’s Accumulation Value.

5.	Staff Comment:

Please clarify that any withdrawal taken from the policy to pay Advisory Fees may reduce the death benefit “and other guaranteed benefits.”

Response: Comment complied with.

6.	Staff Comment:

We note that during the free look period, upon cancellation, the Company will issue either (i) a full refund of the amount paid with the application (less any withdrawals made, including those to pay Advisory Fees), or (ii) policy value (Accumulation Value). Please confirm that state law in return of premium states allows the Company not to return Advisory Fees deducted during the free look period.

Response: Generally, return of premium states require insurers to refund policy fees paid during the Free Look period. Here, Advisory Fees are not policy fees but rather are extracontractual fees that are payable pursuant to a separate agreement between the policyowner and the Investment Adviser. Accordingly, we submit that Advisory Fees are not refundable in return of premium states.

Definitions

7.	Staff Comment:

In the definition of Advisory Fee, please delete the term “currently” unless NYLIAC is reserving the right to change the Advisory Fee from 1.5% of Accumulation Value per calendar year.

Response: Comment complied with. We have also revised the disclosure to indicate that the maximum Advisory Fee for this product is 1.0% of Accumulation Value per calendar year.

8.	Staff Comment:

Please revise the first sentence in the definition of Annuity Commencement Date consistent with the second sentence and later disclosure that permits an Owner to select an Annuity Commencement Date up to age 115. See Annuity Payments (The Income Phase) – Annuity Commencement Date.

Response: We have revised the definition of Annuity Commencement Date as follows:

The date~~, usually when you reach age 95,~~ on which we are to make the first Income Payment under the policy, which cannot be later than ~~The maximum Annuity Commencement Date is~~ the date you attain age 115.

Important Information You Should Consider About the Policy (pages 4-7)

9.	Staff Comment:

Please ensure the headings listed in the column entitled “Location in Prospectus” are references to the exact location(s) in the statutory prospectus where the subject matter is described in complete detail.

Response: Comment complied with.

Charges for Early Withdrawal

10.	Staff Comment:

Please provide an example of the maximum withdrawal charge assuming a $100,000 investment. See Instruction 2(a) to Item 2 of Form N-4.

Response: We do not assess any early withdrawal charges on the base contract. We do, however, assess an early withdrawal charge if a policyowner has elected the IPR and surrenders the policy, cancels the IPR, or takes certain excess withdrawals within the first three policy years. We have now disclosed that charge under Transaction Charges in the Key Information Table and in the “CHARGES AND DEDUCTIONS—Transaction Expenses” section of the prospectus.

The Registrant respectfully submits that a numerical example is not necessary for transaction charges in the Key Information Table. The Registrant further notes, however, that we have included such numerical examples in the “CHARGES AND DEDUCTIONS—Transaction Expenses” section of the prospectus.

Annual Fee

11.	Staff Comment:

With respect to footnote 3, please add disclosure stating that if an owner elects the IPR and takes withdrawals or surrenders the Policy, the IPR withdrawal charges could substantially increase costs.

Response: We have added a new footnote 4 that incorporates the requested disclosure.

Risks

12.	Staff Comment:

Under Not a Short-Term Investment, please add disclosure regarding the IPR withdrawal charge.

Response: We have added the below disclosure relating to the IPR Termination and Withdrawal Charge:

This policy is not designed for short-term investing and may not be appropriate for an investor who readily needs access to cash. The benefits of tax deferral and living benefit protections also mean the policy is more beneficial to investors with a long time horizon. If you elect the IPR, you will not receive a benefit under the rider unless you hold the policy for at least the specified Holding

Period applicable to the rider. Moreover, if you withdraw more than the IPR Free Withdrawal Amount within the first three Policy Years, you will incur an IPR Termination and Withdrawal Charge, which could substantially increase your costs under the Policy.

13.	Staff Comment:

Under Risks Associated with Investment Options, please revise the second bullet to read, “Each investment option and the DCA Advantage Account has its own unique risks. In addition, please revise the third bullet point to read, “You should review the disclosure as to the DCA Advantage Account and the prospectuses for the available Portfolios before making an investment decision.”

Response: Comment complied with.

14.	Staff Comment:

Under Insurance Company Risks, in first sentence, please change the reference from “Contract” to “policy” to be consistent with the term used elsewhere.

Response: Comment complied with.

Restrictions

15.	Staff Comment:

Under Investments, please revise the first bullet point to explain the circumstances when all the Divisions are not available (e.g., if the IPR is elected). Please revise this language (i.e., “some of which may not be available under your policy”) in each place this or similar language appears.

Response: We have deleted the disclosure stating “some of which may not be available under your policy” in every instance that it had been used in the prospectus. In addition, we have included a separate bullet point to state: “If you elect the IPR, your investment options will be limited to those permitted by the rider.”

16.	Staff Comment:

Under Optional Benefits, please provide a cross-reference for where the information in the fourth bullet point is described in more detail.

Response: Comment complied with.

Overview of the Policy (pages 7-9)

17.	Staff Comment:

With respect to the question and answer “What are the policy’s primary features and options? – Accessing your money,” please provide a cross reference to where the information is described in greater detail. With respect to the subheading “Death Benefits,” please identify the optional death benefit rider. Also, mention the IPR death benefit if the IPR is elected.

Response: Comments complied with.

18.	Staff Comment:

The last sentence to the question and answer “How is my Policy impacted by the deduction of Advisory Fees?” states, “Withdrawals from your Accumulation Value to pay Advisory Fees will not impact the amount guaranteed under this rider.” Please explain, if true, that this means that Accumulation Value will not be reduced for these withdrawals or factored into whether the Company will make a one-time increase to Accumulation Value as provided by this rider and provide an example. Please also disclose that the deduction of Advisory Payments may be subject to federal and state income taxes and a 10% federal tax penalty and add an appropriate cross-reference.

Response: Comments complied with. We have revised the disclosure to explain that (i) the Accumulation Value will be reduced by withdrawals to pay Advisory Fees, but such withdrawals do not reduce the amount guaranteed under the IPR, and (ii) withdrawals to pay Advisory Fees could impact the value of an IPR Reset. To the extent that payment of Advisory Fees from the policy reduce a policy owner’s Accumulation Value, such fees will also reduce the potential for increases in the guaranteed amount that could be elected under a rider reset. We have provided examples to illustrate the impact of Advisory Fees on the IPR in the “DESCRIPTION OF BENEFITS—Investment Preservation Rider - Advisory” section of the prospectus. We have also included the requested tax disclosure and have provided an appropriate cross-reference.

Table of Fees and Expenses (pages 9-12)

Table 1—Transaction Expenses (pp.)

19.	Staff Comment:

Please remove the narrative paragraph entitled “Advisory Fees” that follows the table. The narrative preceding the fee tables already states that the tables do not include advisory fees. Any additional information should be disclosed in response to Item 7.

Response: Comment complied with. NYLIAC submits that such additional information is disclosed in the “Charges and Deductions” section of the prospectus in response to Item 7.

Table 2—Annual Policy Expenses (pp.)

20.	Staff Comment:

If the policy does not charge an Administrative Expense, consider removing this item from the table.

Response: We have removed the item from the table.

Table 3— Optional Benefit Expenses (pp.)

21.	Staff Comment:

With respect to the Annual Death Benefit Reset Rider Charge, please include a cross reference to the detailed explanation of the term “Reset Value” or explain to the staff why it is not needed.

Response: We have modified the definition of “Reset Value” to “ADBR Reset Value.” We submit that a cross-reference is not necessary because “ADBR Reset Value” is a defined term that has a robust description in the Definitions section.

Table 4— Annual Portfolio Expenses (pp.)

22.	Staff Comment:

Please revise the second footnote to state, “. . . and may be terminated at any time thereafter. . . .”

Response: Comment complied with.

Examples

23.	Staff Comment:

For ease in understanding, in addition to stating that the examples assume the most expensive combination of charges, please also state the actual charges used in the examples.

Response: Comment complied with.

Principal Risks (pages 12-15)

24.	Staff Comment:

For consistency, please use either the defined term “IPR” or define Investment Preservation Rider as IPR when first used in this section, as the remainder of the disclosure in this section uses both terms intermittently.

Response: Comment complied with. We have opted to use the defined term of IPR.

25.	Staff Comment:

Please revise the parenthetical in the first bullet point under the heading entitled “Conditions to Policy Benefits” to state, “(which is subject to an IPR Termination and Withdrawal Charge if you make a withdrawal in excess of the Free Withdrawal Amount (FWA) permitted each year within the first ten Policy Years) . . . .” Please also clarify if the FWA will proportionately reduce the IPR. In addition, the disclosure notes that under “certain circumstances,” a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal. Please specify the circumstances. Please also provide an example of a proportionate adjustment made to withdrawals or provide a cross-reference to such an example.

Response: We have opted instead to make the change, in substance, by revising the paragraph as shown below:

The ~~Investment Preservation Rider~~ IPR requires that you hold the policy for a certain number of years (the Holding Period). If you surrender your policy before the Holding Period is over, you will not receive a benefit under the rider, and you will be assessed an IPR Termination and Withdrawal Charge if the surrender occurs within the first ~~ten~~ three Policy Years, which can significantly increase your costs under the policy. If you take withdrawals during the Holding Period (not including withdrawals to pay Advisory Fees), the benefit provided by the IPR will be reduced proportionally by any such withdrawals, even if such withdrawals are less than the IPR Free Withdrawal Amount. If your Accumulation Value is less than the IPR Guaranteed Amount at the time the withdrawal is requested, the reduction in your Guaranteed Amount will be greater than the dollar amount withdrawn. Please note that such withdrawals will also ~~which may~~ be subject to an IPR Termination and Withdrawal Charge ~~within the first ten Policy Years~~ if they are made within the first three Policy Years and exceed the IPR Free Withdrawal Amount ~~you make during the Holding Period (except withdrawals made to pay Advisory Fees)~~. Accordingly, under certain circumstances, a withdrawal could reduce the value of ~~a~~ the IPR Guaranteed Amount by more than the dollar amount of the withdrawal and you may have to pay an extra charge for it. See “CHARGES AND DEDUCTIONS—Transaction Expenses—IPR Termination and Withdrawal Charge” for an example demonstrating when such circumstances could occur.

26.	Staff Comment:

With respect to the disclosure in the heading “Alternatives to the Policy,” please revise the statement “Other policies or investments may provide more favorable returns or benefits than the policy” to include the disclosure “and may have lower fees and expenses” or explain why it is not needed.

Response: Comment complied with.

27.	Staff Comment:

Please tailor the “Optional Benefits” risk disclosure to the optional benefits offered. Also, please revise the parenthetical at the end of the first sentence of the last paragraph to state, “(which is subject to an IPR Termination and Withdrawal Charge within the first ten Policy Years if you make a withdrawal in excess of the Free Withdrawal Amount (FWA) permitted each year).”

Response: We have deleted the “Optional Benefits” disclosure in its entirety because it was duplicative of the earlier “Conditions to Policy Benefits” disclosure in the “Principal Risks” section of the prospectus, which addresses the Staff’s comment. In addition, we have revised the “Conditions to Policy Benefits” disclosure to tailor it to the optional benefit offered as the Staff requested.

28.	Staff Comment:

Please include a risk factor related to the fact that rates that may be declared for the DCA Advantage Account may be lower than what an investor may find acceptable.

Response: Comment complied with.

29.	Staff Comment:

Please add the tax risk associated with the deduction of Advisory Fees from Accumulation Value to the list of risks included for “Adverse Tax Consequences.”

Response: Comment complied with.

NYLIAC and the Separate Account (pages 16-19)

30.	Staff Comment:

To aid understanding, please change the reference of “non-variable account” obligations to “DCA Advantage Account” obligations in the section entitled “New York Life Insurance and Annuity Corporation.”

Response: Comment complied with.

31.	Staff Comment:

Please replace the language of the parenthetical in the second paragraph of the section entitled “The Separate Account” with the following: “other than those arising from the policies.” See Item 6(b)(2) of Form N-4.

Response: Comment complied with.

32.	Staff Comment:

In the section “The Franklin Templeton Model Portfolios – Conflicts of Interest,” it is not clear what “Eligible Portfolio” refers to in the first paragraph and how it differs from the Model Portfolios or Underlying Funds in the Model Portfolios. Please clarify throughout.

Response: The use of the term “Eligible Portfolio” was an inadvertent error. The term should be “Portfolio” and has been corrected in every instance in that section.

33.	Staff Comment:

In the section “Additions, Deletions, or Substitutions of Investments,” please clarify that the Company will obtain any necessary regulatory approvals prior to any such substitution.

Response: Comment complied with.

The Policies (pages 19-30)

Accumulation (Savings) Phase

34.	Staff Comment:

Disclosure in the first paragraph of the section entitled “Crediting of Premium Payments” states, “You may also allocate all or a portion of each premium payment to the DCA Advantage Account. The minimum amount that you may allocate to the DCA Advantage Account is $2,000.” Please clarify whether each allocation to the DCA Advantage Account must meet the $2000 minimum. Also, the next to last sentence of the second paragraph states, “We assess all policy Advisory Fees, and rider fee and charges applicable to Separate Account assets (other than Base Contract Charges) by reducing the number of Accumulation Units credited to your policy or the value in the DCA Advantage Account [emphasis added].” Please explain why the italicized disclosure is included since this paragraph deals with increases or decreases to Accumulation Units, or delete.

Response: Comment complied with. We have clarified the disclosure in the “Crediting of Premium Payments” section to explain that, if a policy owner elects the DCA Advantage Account, any subsequent premium payments that are $2,000 or more will be allocated automatically to the DCA Advantage Account unless he or she instructs otherwise. Any premium payment that is less than $2,000 will be allocated directly to the Investment Divisions and will not be allocated to the DCA Advantage Account.

We have deleted the following disclosure: “We assess all policy Advisory Fees, and rider fee and charges applicable to Separate Account assets (other than Base Contract Charges) by reducing the number of Accumulation Units credited to your policy or the value in the DCA Advantage Account.”

35.	Staff Comment:

In the section entitled “Valuation of Accumulation Units,” according to the disclosure, the value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio (including Portfolio expenses) as well as the deduction of Base Contract Charges and Advisory Fees. Please also include in the disclosure the deduction of rider fees and other charges applicable to Separate Account assets.

Response: We have deleted the reference to Advisory Fees in the “Valuation of Accumulation Units” disclosure and are declining to reference the deduction of rider fees. The only charges that impact the value of Accumulation Units on a daily basis are those that reflect the investment experience of Portfolios and Base Contract Charges. The inclusion of “Advisory Fees” here was an inadvertent error.

36.	Staff Comment:

In the section “Issue Ages,” in order to avoid investor confusion and maintain consistency with other disclosure conventions, please consider changing “We accept additional premium payments until 12 months after you reach age 85” to “We accept additional premium payments until age 86.”

Response: Comment complied with.

37.	Staff Comment:

Investment Adviser Actions

a.	Please explain what is covered by the sixth bullet point and revise the disclosure accordingly. Also, please specify the “percentage limit” and “rules” mentioned in this section.

Response: With respect to the sixth bullet point, “make changes to your investment objective and/or risk tolerance,” the Eagle adviser will meet with his or her client at least annually to discuss the client’s investments in the policy including whether and to what extent there may have been changes to the client’s investment objective or risk tolerance. If there have been any changes, the adviser will assist the client with updating his or her investments to reflect the new goals. We submit that no revisions to the disclosure in the sixth bullet are necessary.

Please note, we have rewritten much of the disclosure in the “Investment Adviser Actions” section of the prospectus to reflect new procedures that will apply to this product. Previously, the prospectus indicated that a policy owner would authorize his or her investment adviser to conduct the bulleted transactions on his or her behalf via the investment advisory agreement between the policy owner and Investment Adviser. NYLIAC, however, will now obtain its own authorization from the policy owner directly pursuant to an “Advisory Trading and Partial Withdrawal Authorization” form that will be required as part of the application process. The Investment Adviser and investment adviser representative will only be able to conduct the transactions as described in the prospectus and which will be specified on the form.

In addition, the client will also be required to authorize deductions to pay Advisory Fees as part of the application process. The client will, however, be able to revoke such authorization at any time as specified in this section of the prospectus.

b.	Please include a brief description of the authorization form specified by NYLIAC.

Response: As mentioned above, we have clarified that in order to deduct Advisory Fees from the policy, the policy owner must authorize NYLIAC to do so as part of the new business application. We have also clarified that a policy owner can revoke such authorization at any time and, if so, NYLIAC will cease deducting Advisory Fees from the policy and that the policy owner will no longer receive investment advice with respect to the policy.

c.	Please include a cross-reference to “Federal Tax Matters – Payment of Advisory Fees.”

Response: Comment complied with.

d.

We note disclosure here and in the section “Charges and Deductions – Advisory Fees” states that the Company has not made any independent investigation of the Financial Intermediaries, nor does it endorse any Financial Intermediaries or make any representations as to their qualifications. Please delete these statements as the Financial Intermediary is an affiliate of the Company and the policies may only be purchased through the Financial Intermediary.

Response: Comment complied with. We have deleted the last paragraph of the “Investment Adviser Actions” section of the prospectus. With respect to the disclosure in the “Charges and Deductions – Advisory Fees” section of the prospectus, we have modified the disclosure as follows:

The fee for this advice is set by the Eagle and is covered in a separate agreement between you and Eagle ~~that firm~~. We are not a party to that agreement, and we have not made any independent review of ~~the Investment Adviser, your investment adviser representative, the agreement under which you receive investment advisory services, or~~ the fee for those services.

e.

Each section also includes disclosure stating that the Company will not verify that the amount of the Advisory Fee deducted from Contract Value is the amount called for in the Advisory Fee Authorization. Please note that the Company is responsible for ensuring that it accurately processes all Contract transactions (especially those submitted on its own corporate forms). Please delete or revise the disclosure.

Response: The Company confirms that it will deduct Advisory Fees as instructed by the policy owner pursuant to an authorization that the Company will obtain as part of the new business application process. Please see our responses to (b) and (d) above.

38.	Staff Comment:

Please revise the first sentence of the “Electronic Delivery” section to state, “We are required to send you, free of charge, an Initial Summary Prospectus and an Updating Summary Prospectus (as Applicable), and any updates to such summary prospectus documents.”

Response: Comment complied with.

39.	Staff Comment:

Please use the term “Investment Division” in place of the term “Eligible Portfolio” in the section “Delay of Payments.”

Response: Comment complied with.

Benefits Available Under the Policies (pages 30-32)

40.	Staff Comment:

With respect to the Standard Death Benefit, ADBR Rider and IPR, please state, if true, that withdrawals will reduce Accumulation Values and other values proportionately (i.e., reduced in the same proportion that the withdrawal bears to the policy value), except for Advisory Fee withdrawals, which are reduced on a dollar for dollar basis.

Response: We are unable to make this change as requested because it is not accurate as it pertains to the effect of withdrawals on Accumulation Value. All withdrawals—whether or not they are used to pay Advisory Fees—will reduce Accumulation Value on a dollar for dollar basis (not proportionately). However, all withdrawals (other than Advisory Fee withdrawals) will also operate to reduce the insurance guarantees under the Standard Death Benefit, ADBR Rider and IPR on a proportional basis. The terms of the policy and rider documents carve out Advisory Fee withdrawals so that they will not have the same effect as other withdrawals. Accordingly, and in an effort to also respond to the Staff’s comment #41 below, we have updated the disclosure for the Standard Death Benefit, ADBR and IPR to include the following two bullet points:

●	Withdrawals, other than those made to pay Advisory Fees, could significantly reduce the benefit (possibly by an amount substantially greater than the actual amount withdrawn); and
●	Withdrawals to pay Advisory Fees will reduce your Accumulation Value on a dollar for dollar basis.

41.	Staff Comment:

The disclosure regarding the ADBR Rider states, “Withdrawals, including those made to pay Advisory Fees, could significantly reduce the benefit.” If true, please add “and by substantially more than the actual amount of the deduction.”

Response: See Response to comment #40. We have revised the disclosure to add that all withdrawals except for Advisory Fee withdrawals could reduce the benefit “possibly by an amount substantially greater than the actual amount withdrawn.” Advisory Fee withdrawals do not have the same effect.

42.	Staff Comment:

With respect to the IPR, please disclose in the maximum fee column that withdrawals to pay Advisory Fees do not count towards the IPR Free Withdrawal Amount. Also, the disclosure notes that availability is subject to maximum age conditions. Please specify the age.

Response: Comments complied with.

43.	Staff Comment:

Please delete reference to the Fixed Account in describing the purpose of the Traditional Dollar Cost Averaging benefit, as it is not offered for this policy.

Response: Comment complied with.

44.	Staff Comment:

With respect to the DCA Advantage Account, please state that principal and interest rates for DCA Advantage Account amounts guaranteed by NYLIAC are subject to its claims-paying ability. Please also state that initial effective interest rates shown on the Policy Page apply only for the initial Premium payment made to the DCA Advantage Account and that interest rates for subsequent premium payments made into the DCA Advantage Account may be different from the rate applied to prior premium payments made into the DCA Advantage Account.

Response: We have revised the definition of DCA Advantage Account to indicate that the benefits payable under the DCA Advantage Account (including principal and interest) are payable from NYLIAC’s general account and are subject to the claims-paying ability of NYLIAC. We have revised the disclosure in the third column of the DCA Advantage Account to state the following: “The annual effective interest rate for the DCA Advantage Account shown on your Policy Data Page applies only to your initial premium payment. Interest rates applied to subsequent premium payments allocated to the DCA Advantage Account may differ.”

Description of Benefits (pages 32-42)

45.	Staff Comment:

Please provide one or more examples illustrating the operation of the Standard Death Benefit.

Response: Comment complied with.

46.	Staff Comment:

Please provide an example, based on the Policy terms, demonstrating the impact of advisory fee deductions on each benefit that is impacted (e.g., Standard Death Benefit, ADBR Rider, and IPR).

Response: Comment complied with. We have included new examples in each section demonstrating the impact of withdrawals to pay Advisory Fees on the Standard Death Benefit (“Impact of Advisory Fees on the Standard Death Benefit”), ADBR Rider (“Impact of Advisory Fees on the ADBR”) and the IPR (“Impact of Advisory Fees on the IPR”).

47.	Staff Comment:

Annual Death Benefit Reset (ADBR) Rider

a.

The disclosure states that the ADBR Rider is available only at the time of application, in jurisdictions where approved. Please note that Appendix 2 – State Variations should identify the jurisdictions where the rider is not available.

Response: We have deleted the noted disclosure because the ADBR has been approved in all states where it has been filed for approval.

b.	Please provide an example demonstrating a “Reset Value Proportional Reduction.”

Response: Comment complied with.

c.	In the example, please show how the dollar value of the Return of Premium Death Benefit was derived in assumption 8(b). Please also show how the Reset Value in assumption 8(c)(2) was derived.

Response: Comments complied with.

48.	Staff Comment:

Investment Preservation Rider – Advisory (IPR)

a.

The disclosure references the IPR Death Benefit, which appears to be the first time it is mentioned in the prospectus. Please disclose the IPR Death Benefit in each place where the features of the IPR are discussed, including the tables in “Benefits Available Under the Policies.”

Response: Comment complied with. We have separately discussed the IPR Death Benefit everywhere that death benefits are discussed. In addition, we have included a new row in the table entitled “Optional Death Benefits Available for a Fee” to separately account for the IPR Death Benefit portion of the IPR rider.

b.	In the example, please show an example of the Proportional Adjustment and how the Guaranteed Amount is calculated for the Holding Periods shown in (i) and (ii).

Response: Comment complied with. We have provided an example of the how both the IPR Guaranteed Amount and the IPR Guaranteed Proportional Reduction amounts are calculated in “DESCRIPTION OF BENEFITS–Investment Preservation Rider–How the IPR is Calculated.” Please note also that, since we are no longer offering the 20-year Holding Period, the conditions referenced in (ii) above no longer apply.

c.	Please specify how an Owner will know what the IPR Reset restrictions will be before choosing an IPR Reset.

Response: Comment complied with. We have updated the disclosure to indicate that we will notify policy owners if there are any changes to IPR Reset restrictions.

d.

In discussing the effect of withdrawals and the IPR, please describe the withdrawal charge that applies (e.g., If you purchase the IPR, you will be assessed an IPR Termination and Withdrawal Charge if you surrender your policy within the first ten Policy Years. The maximum charge is 2% of the amount that is guaranteed under the IPR at the time of the surrender.)

Response: Comment complied with.

e.	Please specify the jurisdictions where the IPR Death Benefit is available for sale in APPENDIX 2 – State Variations.

Response: We have removed the disclosure because the IPR Death Benefit is available for sale in all states that have approved the policy form.

f.

In describing the amount of the death benefit, please revise option (1) to state, “The amount of the death benefit payable under the ~~policy~~ Standard Death Benefit (see “DESCRIPTION OF BENEFITS – The Standard Death Benefit–Death Before Annuity Commencement”).” Please also make this change where describing the policy’s death benefit provisions for an Owner’s spouse.

Response: Comment complied with.

g.	Please provide an example of how the IPR Death Benefit is calculated. Please also include an example where describing the policy’s death benefit provisions for an Owner’s spouse.

Response: Comment complied with.

h.

It is our understanding that withdrawal charges are deducted from withdrawals if an Owner elects the IPR. Please revise as appropriate the disclosure in the last paragraph on page 38. We note this disclosure is also repeated in the comparable section describing the policy’s death benefit provisions for an Owner’s spouse.

Response: We have revised the language as follows:

For the IPR Death Benefit in (b) above, the proportional reduction for withdrawals is equal to the amount withdrawn (including any IPR Termination and Withdrawal Charges you may incur as a result of the withdrawal, but excluding any amounts withdrawn to pay Advisory Fees), divided by the policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the IPR Death Benefit immediately preceding the withdrawal.

i.

In describing the guaranteed Amount under the IPR Death Benefit, the disclosure notes that Partial Withdrawals (including required minimum distributions, but excluding amounts withdrawn to pay Advisory Fees) proportionally reduce the Guaranteed Amount while additional premium payments increase the Guaranteed Amount dollar for dollar. According to the disclosure, this means, “under certain market conditions, a Partial Withdrawal will cause a greater decrease to the Guaranteed Amount relative to the Guaranteed Amount from a premium payment of the same amount as the withdrawal.” Please explain what this means more clearly and provide an example.

Response: Comment complied with.

49.	Staff Comment:

Please provide one or more examples illustrating the operation of the Traditional Dollar Cost Averaging option.

Response: We respectfully submit that the example provided in the “Dollar Cost Averaging Programs” of the prospectus is sufficient to illustrate the operation of the Traditional Dollar Cost Averaging Option.

50.	Staff Comment:

With respect to the DCA Advantage Account, if true, please revise the first sentence of the second paragraph in this section to state, “You must allocate a minimum of $2,000 to the DCA Advantage Account each time you make a payment.”

Response: We have revised the first sentence so that it now reads: “If you wish to allocate to the DCA Advantage Account, each premium payment you allocate to it must be at least $2,000.”

Charges and Deductions (pages 42-47)

51.	Staff Comment:

Optional Benefit Expenses - the IPR Termination and Withdrawal Charge

a.

Please revise the first sentence to state, “As set forth below, during the first ten Policy Years, we may assess an IPR Termination and Withdrawal Charge if the policy owner (i) cancels the IPR; (ii) surrenders the policy; or (iii) takes a partial withdrawal in excess of the IPR Free Withdrawal Amount.”

Response: Comment complied with. Please note, however, that we have moved the disclosure relating to the IPR Termination and Withdrawal Charge to the “CHARGES AND DEDUCTIONS—Transaction Expenses” section of the prospectus.

b.	Please disclose that withdrawals to pay Advisory Fees do not reduce the IPR Free Withdrawal Amount.

Response: Comment complied with.

c.	Please disclose whether the IPR Free Withdrawal Amount is considered a withdrawal that is subject to the Proportionate Adjustment.

Response: We have revised the disclosure in both the “CHARGES AND DEDUCTIONS—Transaction Expenses - the IPR Termination and Withdrawal Charge” and “DESCRIPTION OF BENEFITS—Investment Preservation Rider – Advisory (IPR)” sections of the prospectus to clarify that IPR Free Withdrawal Amounts will be taken into account when calculating the Guaranteed Amount Proportional Reduction and may reduce the Guaranteed Amount under the IPR.

d.	Please explain the difference between IPR cancellation and Policy Surrender within the first 10 Years. It appears the two examples provided result in the same withdrawal charge.

Response: There is no difference in the amount of the charge. Because the IPR Termination and Withdrawal Charge for both policy surrender and IPR cancellation is the same percentage, the amount assessed as an IPR Termination and Withdrawal Charge will be the same in the event of both policy surrender and IPR cancellation. The only difference is the way in which the charge will be assessed. In the event of policy surrender, the policy will end and we will deduct the charge before providing the surrender proceeds to the policyholder. In the event of IPR cancellation, the policy will continue and we will deduct the charge pro rata from the policyholder’s current investment allocations as of the date of the deduction.

e.	The disclosure notes, “On the effective date of the withdrawal, we will deduct $100 from the policy’s Accumulation Value pro rata from each Allocation Option in which you are invested on the date of the deduction and the rider will continue.” If applicable, please state other values, other than Accumulation Value, that change because of the proportionate adjustment.

Response: Comment complied with.

52.	Staff Comment:

Please delete the reference to the Future Income Start Date under the Taxes heading as it is not applicable to the policy.

Response: Comment complied with.

Distributions Under the Policy (pages 47-50)

53.	Staff Comment:

Please note that in the second paragraph of this section, as well as the “Surrender” section below, that certain withdrawals or surrenders are also subject to a withdrawal charge if the IPR is elected. Also, in the following paragraph please specify, if true, that the 10% penalty tax applies to certain early surrenders or withdrawals made before age 59 1⁄2.

Response: Comments complied with.

54.	Staff Comment:

If true, please revise the last sentence in the section “Partial Withdrawals” and the section below “Periodic Partial Withdrawals” to exclude deductions of Advisory Fees and IPR Free Withdrawal Amount as deductions that may reduce the Standard Death Benefit and any optional benefit proportionally.

Response: We have revised the disclosure in both instances to exclude Advisory Fees as deductions that may reduce the Standard Death Benefit or any optional benefit proportionally; the IPR Free Withdrawal Amount, however, does result in a proportional reduction. Therefore, we have not added a similar exclusion for the IPR Free Withdrawal deduction in those sentences.

55.	Staff Comment:

Withdrawals to pay Advisory Fees

a.

As the advisory fee arrangement was put in place by the Company with an affiliate, please remove the qualifications and affirmatively state in the first paragraph that the Company does not treat Advisory Fee payments as a taxable withdrawal because the Advisory Fees satisfy the stated conditions.

Response: We respectfully submit that we cannot make the Staff’s requested change. Although the arrangement is between NYLIAC and its affiliate, the conditions noted in this section are (1) dictated by the Internal Revenue Service and (2) highly dependent on the facts and circumstances of a particular case. While both NYLIAC and Eagle are instituting policies and procedures to ensure that the conditions required for favorable tax treatment will be met, it is possible that there could be an occasion where they are not. If, for some reason, the conditions have not been met, NYLIAC is required by law to treat such payments as a taxable withdrawal and to make the correct and appropriate federal tax reporting based on the actual facts and circumstances of a given case.

b.	In the fourth bullet point, please also disclose the impact on the IPR Rider Death Benefit.

Response: Comment complied with.

56.	Staff Comment:

Please update or delete as applicable the following disclosure in the section “Required Minimum Distribution Option” and in the section “Cares Act”:

The Coronavirus Aid, Relief and Economics Security Act (the “CARES Act”) waives the required minimum distribution rules for calendar year 2020 for IRAs described in Code Section 408. In addition, distributions which are required to be made in calendar year 2020 by reason of a required beginning date occurring in such calendar year and such distribution not having been made before January 1, 2020 are also waived

Response: We have deleted the CARES Act disclosure as it is no longer applicable.

Annuity Payments (The Income Phase) (pages 50-51)

57.	Staff Comment:

Disclosure in the second paragraph of the section “Income Payments” states, “Under a partial annuitization, the policy’s Accumulation Value, any riders under the policy and any charges assessed will be treated the same as they would under any other withdrawal from the policy’s Accumulation Value.” Please note the IPR withdrawal charge if the IPR has been elected.

Response: Comment complied with.

The DCA Advantage Account (pages 51-52)

58.	Staff Comment:

Please revise the fourth sentence of the first paragraph as follows: “These disclosures regarding the DCA Advantage Account ~~may be~~ are subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.”

Response: Comment complied with.

Federal Tax Matters (pages 52-57)

59.	Staff Comment:

Please include the IPR withdrawal charges in the fourth paragraph of the section “Taxation of Annuities in General.”

Response: The fourth paragraph of the “Taxation of Annuities in General” section of the prospectus relates to the general tax treatment of a withdrawal from an annuity. We respectfully submit that disclosure relating to a particular charge under an optional benefit is not appropriate here. We submit that such disclosure relating to the IPR Termination and Withdrawal Charge is already appropriately located in more relevant sections of the prospectus (e.g., “Table of Fees and Expenses,” “Benefits Available Under the Policies,” and “Charges and Deductions”).

60.	Staff Comment:

Please revise the last sentence in the section “Payment of Investment Advisory Fees” to state, “NYLIAC will not treat the payment of such fees as a withdrawal or distribution from your policy if all the conditions mentioned above are satisfied.”

Response: Comment complied with.

Distribution and Compensation Arrangements (pages 57-58)

61.	Staff Comment:

Please specify all forms of compensation and, if true, please revise the first sentence of the fourth paragraph to state, “Your investment adviser representative may receive other types of compensation as a result of your purchasing this policy from NYLIAC and/or New York Life, as described below.”

Response: Comment complied with.

Voting Rights (page 58)

62.	Staff Comment:

Please explain to the staff the meaning and basis for the sentence that states, “We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.” Commonly, abstentions are counted toward quorum and thus have the effect of a vote against a proposal.

Response: We vote all shares in proportion to the voting instructions which are received, including abstentions. Accordingly, we have deleted the noted sentence in its entirety.

Appendix 1B and Appendix 1C

63.	Staff Comment:

With respect to Option 2 – Choose Your Own Investment Divisions, please clarify whether the minimum allocation (e.g., Subcategory I Funds (Minimum Allocation 10%)) relates to one particular fund or a total among all the funds in a particular subcategory.

Response: Comment complied with.

Back Cover Page

64.	Staff Comment:

Please change the reference to “Separate Accounts” to “Separate Account.”

Response: Comment complied with.

STATEMENT OF ADDITIONAL INFORMATION

65.	Staff Comment:

We note that the Statement of Additional Information does not contain information required by Item 21 (Services), Item 22 (Purchase of Securities Being Offered), and Item 23 (Underwriters). Please revise as appropriate.

Response: Regarding Item 21, there are no administrators or servicing agents that provide significant administrative or business affairs management services to NYLIAC. The information required by Items 22 (Purchase of Securities Being Offered) and 23 (Underwriters) is disclosed in the prospectus.

INITIAL SUMMARY PROSPECTUS

66.	Staff Comment:

Please make all applicable conforming changes from the statutory prospectus to the initial summary prospectus.

Response: Comment complied with.

67.	Staff Comment:

It appears disclosure in certain sections of the initial summary prospectus is different from that of the statutory prospectus (e.g., Item 11(a) and Item 12(a) disclosure). Please note that the sections of the summary prospectus that are derived from the statutory prospectus should be identical to the corresponding section in the statutory prospectus. See Rule 498A of the 1933 Act. Please review the initial summary prospectus and confirm all disclosure is identical to the corresponding disclosure in the statutory prospectus.

Response: We have reviewed and ensured that the disclosure in the initial summary prospectus is identical to the corresponding section of the statutory prospectus.

68.	Staff Comment:

Please keep the language of the legend required by Rule 489A(b)(2)(v) together in one place on the cover page.

Response: Comment complied with.

69.	Staff Comment:

In the table of contents, please include under the heading “Additional Information About Fees,” the information required by Item 4 of Form N-4. Rule 498A(b)(3)(viii).

Response: Comment complied with.

SIGNATURES

70.	Staff Comment:

Please add the signature of the Trust’s principal financial officer to the signature page. See Section 6(a) of the Securities Act.

Response: We have noted that Eric Feldstein, one of the signatories, is the principal financial officer.

*****************************

We appreciate your review of our responses to your comments received on September 14, 2021. We intend to incorporate these revisions into the Registration Statement by means of pre-effective amendments.

If you have any comments or questions, please feel free to contact me at (917) 922-1578.

Sincerely,

/s/ Erica E. Carrig
Erica E. Carrig
Associate General Counsel